

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 25, 2009

William J. Wagner
President and Chief Executive Officer
Northwest Bancshares, Inc.
301 Second Avenue
Warren, PA 16365

>   **Re: Northwest Bancshares, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 9, 2009**
>   **File No. 333-161805**

Dear Mr. Wagner:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed September 9, 2009

General

1.   To the extent any of the comments relating to the subscription offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

Our Business, page 2

2.   Reference is made to the last bullet on page 2. Please include disclosure along the lines of the last two sentences of the first paragraph on page I.17 of the Appraisal Report. Include similar disclosure under the third bullet on page 4 (Asset mix diversification). Clarify whether these are "subprime" loans.

Market Area and Our Customer Base, page 3

3.   We note the statement in the penultimate sentence. We also note the last full sentence on page II.1 of the Appraisal Report which discusses the majority of the markets where the Bank operates. Please balance the disclosure by discussing these trends.

Purchases and Ownership by our Officers and Directors, page 15

4.   Please revise this section to disclose the number and percentage of shares to be owned by directors and executive officers at the minimum and maximum of the offering range.

Management's Discussion and Analysis

Loans Receivable, page 66

5.   Please revise the tables in this section to provide June 30, 2008 comparative information. Also, to the extent you include June 30, 2004 and 2005 information, please revise to include comparative information at June 30, 2006 and 2007.

Supervision and Regulation, page 114

6.   We note that you qualify information disclosed on pages 114 through 121 and 179 through 185 of the subscription offering prospectus by reference to information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. Similarly, you use this approach on pages 66 through 70, 149 through 155 and 186 through 192 of the exchange offer proxy statement/prospectus. Please refer to Rule 411(a) of Regulation C under the Securities Act and revise accordingly.

Market Comparisons, page 127

7.   It appears that you utilized survey data from Watson Wyatt and William M. Mercer for purposes of benchmarking compensation of the named executive officers. Please revise to disclose the component companies of such surveys or

advise us as to why you believe such disclosure is not required. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Long-Term Stock-Based Compensation, page 129

8.   We note the disclosure on page 129 that stock options were awarded to the named executive officers "based upon their exceeding individual performance expectations." Please revise to disclose what elements of individual performance were taken into account in determining the number of options to award. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 131

9.   We note the disclosure on page 132 that the "[a]mounts listed in the 'Non-equity incentive plan compensation' column reflect discretionary bonuses paid by the Compensation Committee under the Management Bonus Plan." To the extent the amounts reported under this column constitute discretionary payments over and above the amounts earned by meeting the performance measures in the non-equity incentive plan, those amounts should be reported in the Bonus column. Please revise and confirm that where compensation information is required in future filings, such filings will be revised accordingly. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

Compensation Committee Interlocks and Insider Participation, page 158

10.   Please revise your disclosure to include the information required by Item 404(b) of Regulation S-K.

Description of Capital Stock of Northwest Bancshares, Inc. Following the Conversion

Voting Rights, page 192

11.   We note that Northwest Bancshares' articles of incorporation provide for the following: (i) that any person who beneficially owns more than 10 percent of the company's common stock will not be permitted to vote any shares held in excess of 10% and (ii) that certain stockholder matters require an affirmative vote of 80% of the outstanding shares. Please tell the staff whether you sought the opinion of counsel regarding the enforceability of such restrictions. In addition, please tell the staff what provisions under Maryland law allow for such restrictions. To the extent such restrictions may not be enforceable under Maryland law, please revise to so state.

<u>Exchange Offer Proxy Statement/Prospectus</u>

12.   Please revise to state whether the person giving the proxy has the power to revoke it. Refer to Item 2 of Schedule 14A.

<u>Undertakings, page II-5</u>

13.   Please include the full undertaking contemplated by Item 512(i)(2) of Regulation S-K or tell the staff why you believe the full undertaking is not required.

<u>Exhibits</u>

<u>Exhibits 10.11 through 10.14</u>

14.   We note that you incorporate by reference certain employment agreements to your Form 8-K filed on October 25, 2007. It appears, however, that these agreements were actually filed with a Form 8-K filed on September 25, 2007. Please revise.

           *   *   *   *   *

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Marc P. Levy, Esq.
        (Luse Gorman Pomerenk & Schick, P.C.)